Dolgenos Newman & Cronin LLP
                     1001 Avenue of the Americas, 12th Floor
                               New York, NY 10018

                                                              November 22, 2005

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

         Attention:  Russell Mancuso
                     Branch Chief

                     Re: Avitar, Inc.
                         Preliminary Proxy Materials
                     Filed October 18 and November 14, 2005
                     File No. 1-15695
                     Letter dated November 18, 2005

Gentlemen:

         On behalf of our client, Avitar, Inc. ("Avitar" or the "Company"), we are responding to the comments contained in the letter dated November 18, 2005 (the "Comment Letter") and we are also providing marked copies of the revised Preliminary Proxy Statement with a view toward facilitating your review. Our references in this letter are to the headings and comment numbers used in the Comment Letter. (Please note that the Company has moved back its Annual Meeting date to January 4, 2006 and its Record Date for the Meeting to November 23, 2005.)

Purposes of the Reverse Stock Split
Comment 1.

The Company revised the first paragraph of this section to disclose the price as of the most recent practical date.

Terms of September 2005 Private Placement
Comment No. 2

Despite the fact that $1 million of the consideration for the $3 million Notes has not yet been paid to the Company, we believe that the registration of the shares underlying the Notes and Warrants is appropriate at this time, based upon
Section 3S of the March 1999 telephone interpretations. As stated in that
Section:
"In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff's PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement."

Pricipal Effects of the Reverse Stock Split
Comment No. 3

     The Company expanded its disclosure in the Table in the Sub-Section of Proposal No. 2 entitled "Principal Effects of the Reverse Stock Split - Number of Shares of Common Stock and Corporate Matters." Specifically, the Company inserted additional information in the first column as to the number of shares underlying the Notes based on the closing price as of the most recent practical date and the extent of the current shortage of authorized shares. In the second column, there is a line item disclosing the number of shares that would be issued for the Notes after the reverse stock split.

The Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 925-2800 if you have any questions.

                                     Sincerely,


                                     Eugene M. Cronin
cc: (via fax) Tom Jones, Examiner